GERSTEN SAVAGE LLP	600 Lexington Avenue New York, NY 10022-6018 T: 212-752-9700 F-212-980-5192 INFO@GERSTENSAVAGE.COM WWW.GERSTENSAVAGE.COM

November 3, 2008

Via Edgar and Overnight Mail

Mr. Damon Colbert, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Aftersoft Group, Inc.
Amendment No. 7 to Registration Statement on Form S-1/A
Filed on October 23, 2008
File No. 333-140758 (the “Registration Statement”)

Dear Mr. Colbert:

On behalf of our client, Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”), please find enclosed Amendment No. 8 to the above-captioned Registration Statement (“Amendment No. 8”), which has been marked to show the changes from Amendment No. 7. As we discussed on October 31, 2008, such changes include removal of references to “selling stockholders” in the Plan of Distribution section, and other minor corrections.

We also have included a request for acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Wednesday, November 5, 2008, or as soon thereafter as practicable.

Thank you in advance for your prompt attention to this matter. Please do not hesitate to contact me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch, Esq.
David E. Danovitch, Esq.

cc: Aftersoft Group, Inc.